February 11, 2013

VIA EDGAR

Max A. Webb, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NW
Washington, DC 20549

Re:	Nautilus Marine Acquisition Corp. Amendment No. 5 to Schedule TO-I Filed February 4, 2013 File No. 005-86344

Dear Mr. Webb:

Nautilus Marine Acquisition Corporation (“Nautilus”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2013, regarding our filing referenced above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Please note that all references to specific paragraphs, pages, captioned sections and capitalized terms used but not defined herein are to our Amended and Restated Offer to Purchase, dated February 4, 2013 , as amended (the “OTP”), filed with the Commission as Exhibit (a)(1)(F) to our Amendment No. 5 to Schedule TO-I filed on February 4, 2013, as amended, and all references to item numbers are to Amendment No. 6 to our Schedule TO-I filed with the Commission on the date hereof (the “Amended TO”), which reflects all changes to the OTP.

Schedule TO-I/A

Exhibit 99(a)(1)(F); Amended and Restated Offer to Purchase

Summary Term Sheet and Questions and Answers, page 1

Will the Common Shares be listed on a stock exchange following the Acquisition? Page 16

1.
Please revise to provide your best estimate of how many public holders of your securities there are giving effect to the over 92% of the shares you are offering to purchase being tendered. If it appears unlikely that you will continue to be listed on a stock exchange, please revise this Q&A and discuss the risks to investors of lower liquidity and possibly value for their securities.

Based on discussions with the Staff, we have revised the disclosure in Items 1-9 and 11 of the Amended TO, which modifies pages 16 and 17 of the OTP, with respect to the referenced Q&A to (i) include the number of public holders known to us based on a record date of November 21, 2012; (ii) highlight that the completion of the Offer may result in our inability to maintain 300 public holders upon consummation of the Acquisition; (iii) provide additional disclosure that if we are unable to demonstrate compliance with the 300 public holder requirement as of February 15, 2013 once the Offer has been completed, that Nasdaq would seek to delist our securities, and that if we appeal such determination but are unable to demonstrate the existence of 300 public holders by the conclusion of such appeals process, that our Common Shares would be delisted to the Over the Counter Bulletin Board from Nasdaq.

As further described in the Amended TO, we advise the Staff that, following discussions with our Information Agent, we are unable to provide a best estimate of how many public holders of our securities may remain upon consummation of the Acquisition giving effect to the number of shares tendered to date (currently 66.9% of the shares we are offering to purchase).  In particular, our Information Agent has advised us that it is not possible to accurately estimate projected redemptions for two reasons.  First, we are advised that number of shares tendered is a moving target.  The number of shares tendered, however, does not tie to the number of holders tendering their shares.  In addition, it is projected that significant activity will occur on the last afternoon of the last day of the Offer, which may include additional tenders and tender withdrawals.  We are advised that many banks and brokers refrain from submitting actual shares for tender until the last moment in a tender offer.  Second, we are advised that with respect to shares moving to the contra- CUSIP (Contra-CUSIPS are CUSIPS distinct from our primary CUSIPS and are used to indicate a tendered position), the Information Agent is unable to determine if such shares represents one account or multiple accounts, as this information is not included in the tender offer system.  Finally, our Information Agent has advised us that only after the Offer has been completed would we be in a position to request a new share range analysis report that would show an accurate holder count.  Therefore, we are unable to provide a “best estimate,” as we are unable to obtain all relevant data.

Selected Historical Financial Information, page 47

Nautilus Marine Acquisition Corp., page 47

2.	Please revise to label the balance sheet data in the right column as that as of October 31, 2012 rather than 2011 as currently presented.

In accordance with the Staff’s comment, we have revised the disclosure in Items 1-9 and 11 of the Amended TO, which modifies page 47 of the OTP, to correct a typographical error in the right column of the balance sheet whereby we have replaced the date “October 31, 2011” with “October 31, 2012.”

Background of the Transaction, page 56

3.
We note your response to our prior comment 11 and your revised disclosure on pages 60-61. Please revise your disclosure to explain how you determined that the members of the peer group utilized for the EV/EBITDA ratio comparison were comparable to your company. We note your statement that such companies operate offshore support vessels in the offshores services sector. You do not address, however, the substantial disparity in size between most of these companies and your company. Please also explain how the total enterprise value was calculated by S&P Cap IQ for each of the comparable companies and why you believe this data, which is not based on actual transaction values, is comparable to your data which is derived from an actual transaction.

In accordance with the Staff’s comment, we have revised Items 1-9 and 11 of the Amended TO, which modifies pages 60 and 61 of the OTP, to provide additional disclosure regarding the peer group utilized for the EV/EBITDA ratio comparison, address the disparity in size between such companies and Nautilus and total enterprise value.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 145

Note 2 – Estimated Acquisition Consideration, page 149

4.
We note from the disclosure in the last bullet point on page 7 that Oil & Gas (one of Assetplus’s current shareholders) will receive 500,000 common shares as part of the transaction pursuant to either (A) an assignment by the Insiders of 500,000 Insider Shares or (B) the Insiders forfeiting to Nautilus for cancellation 500,000 Insider Shares for no consideration, and causing Nautilus to issue 500,000 new Common Shares to Oil & Gas with the same rights and restrictions as the forfeited Insider Shares. As it does not appear that the 500,000 shares to be issued to Oil & Gas as part of the acquisition transaction have been reflected as part of the purchase price for the acquisition transaction, please explain why you believe such treatment is appropriate.

We respectfully advise the Staff that, as permitted under the Share Purchase Agreement, the Insiders and Oil & Gas have agreed to a form of assignment agreement pursuant to which the Insiders will assign an aggregate of 500,000 Insider Shares directly to Oil & Gas.  Neither Nautilus nor the other Seller (Vega Resource) is a party to such assignment.  Although contemplated as a condition to the obligation of Oil & Gas to consummate the Acquisition, the privately negotiated assignment of these 500,000 Insider Shares is not an obligation of Nautilus, and did not impact the purchase price of the Acquisition.  Further, it was not considered by Nautilus, the Insiders or the Sellers to be part of such purchase price.

In addition, the assignment is not treated as part of the purchase price for the Acquisition because it does not cause any change in the share capitalization or other financial information of Nautilus, which remains the same irrespective of whether any assignment takes place.  For example, similar to any other private or public transaction in the Common Shares, the assignment of such Insider Shares from the Insiders to Oil & Gas will not result in the cancellation of Nautilus shares, nor will Nautilus be required to issue any additional shares to Oil & Gas. The assignment therefore has no impact on Nautilus.  For these reasons, the assignment is not reflected as part of the purchase price of the Acquisition.   As a result, the Company’s discussion of the purchase price of the Acquisition does not give effect to such assignment.

Note 4 – Unaudited Condensed Consolidated Pro Forma Balance Sheet Adjustments, page 151

5.
We note your response our prior comment number 20 in which you explain that the difference between the fair value of the redeemable shares amounting to $7,126,051 and the $5,000,000 representing the repayment of the Working Capital Facility has been included in the amount of the goodwill attributable to the acquisition since the fair value of the redeemable shares is included in the fair value of the acquisition consideration whereas only the $5,000,000 is reflected in the acquisition consideration allocation. Please explain why this difference has been reflected as a component of goodwill rather than as adjustment to accrued interest and original issue discount in the pro forma balance sheet since footnote (9) indicates these shares are being issued to Mezzanine Financing in payment of the $5,000,000 in loan proceeds drawn as well as all interest and original issue discount amounts.

The Staff is advised that the pro forma balance sheets have been prepared on the basis that the Acquisition transaction took place on October 31, 2012. This information is disclosed in the introductory paragraph of the unaudited pro forma condensed consolidated financial information on page 145 of the OTP. At October 31, 2012, the outstanding balance of the Working Capital facility was $5,000,000, as this was the date that the Working Capital facility was assumed to be drawn down. The balance of the Working Capital facility, assuming that this facility was not repaid through the issuance of 594,059 redeemable shares by Nautilus, would increase progressively due to the existence of the original issue discount and the interest expense charge.  This progressive increase would result in a cash payment of $6,742,570 at the end of its one year term. The pro forma balance sheet assumes that the issuance of the 594,059 redeemable shares to Mezzanine Financing for the repayment of the Working Capital facility occurred concurrently with the drawdown of the facility on October 31, 2012 and accordingly the outstanding balance of the Working Capital facility at that date, for accounting purposes, is $5,000,000.  This is similar to the amount drawn down as no interest has been accrued and no amortization of the original issue discount exists. Accordingly, Nautilus believes that the difference between the fair value of the redeemable shares issued ($7,126,051) and the carrying amount of the Working Capital facility at the date of the consummation of the transaction ($5,000,000) should be presented as goodwill in the pro forma balance sheets as it represents the amount incurred by Nautilus in excess of the carrying amount of the liability extinguished in effect of the business combination between Nautilus and Assetplus. Accordingly, we have revised Item 10(b) of the Amended TO, which modifies page 151 of the OTP to revise Footnote (9) to remove any reference to the interest and the original loan discount.

Following its revision, footnote (9) reads: “Represents the fair value of the 594,059 redeemable shares at $11.35 each (the Put Shares) which will be issued to Mezzanine Financing, upon the consummation of the Acquisition, in full satisfaction of  the $5,000,000 in loan proceeds drawn down by Assetplus on November 19, 2012 pursuant to the Working Capital Facility agreement dated as of November 16, 2012, by and between Assetplus and Mezzanine Financing, in effect of the business combination between Nautilus and Assetplus. These 594,059 redeemable shares are presented as temporary equity in accordance with guidance provided by ASC 480-10-S99 for such type of instruments. The Company has considered the guidance provided by ASC 815-10-15-5 and ASC 815-10-15-83 and determined that there are no derivative financial instruments embedded to these shares, which would be accounted for separately.”

Note 5 – Unaudited Condensed Consolidated Pro Forma Statements of Operations Adjustments, page 154

6.
Refer to footnote (3) – We note your response to our prior comment number 23 and the revisions that have been made to footnote (3) in response to our prior comment but are still unclear as to how the various components of pro forma finance costs were calculated or determined. In this regard, based on the interest rates indicated in footnote (3) we calculate pro forma interest expense associated with the Senior Debt facility of approximately $1,647,000 and $1,400,000 for the Mezzanine facility or approximately $3,047,000 in the aggregate. Please advise or revise as appropriate.

The Staff is advised that the interest expense calculated, amounts to $1,607,545 and $1,116,111 for the Senior Debt facility and the Mezzanine facility, respectively.

The interest expense associated with the Mezzanine facility is calculated on the face amount of this facility, which is $16,800,000, reduced by the loan repayments presented below:

(i)	The Share Purchase Agreement provides that the former shareholders of Assetplus, the Sellers, are obliged to repay an amount of $2,800,000 at the date of the consummation of the Acquisition.

(ii)
The Mezzanine loan facility provides for an additional repayment of $4,000,000, 90 days following the consummation of the Acquisition. This repayment is triggered by the consummation of the Acquisition as the terms of this loan agreement require that the face amount of the facility is reduced to $10,000,000, 90 days following the consummation of the Acquisition. The amount of $4,000,000, payable 90 days following the consummation of the Acquisition, is included under current portion of long term debt in the pro forma balance sheets.

          Accordingly, Nautilus calculated the interest expense on a face amount of $16,800,000 less the partial repayment of $2,800,000 at an annual interest rate of 10% for the period November 1, 2011 to February 1, 2012 which resulted in an interest expense of $357,778, and on an outstanding amount of $10,000,000 for the period February 1, 2012 to October 31, 2012 which resulted in an interest expense of $758,333. The outstanding amount of $10,000,000 is repayable in 40 consecutive quarterly installments of $250,000 each, the first of which is payable 32 months after the draw down date.

The interest expenses associated with the Senior Debt facility is calculated at an annual interest rate of 4.3105% on the face amount of this facility, which is $38,220,000, amortizing by $955,500 on a quarterly basis as the scheduled quarterly installments are paid. Accordingly, Nautilus calculated the interest expense on a face amount of $38,220,000 for the period November 1, 2011 to February 1, 2012 which resulted in an interest expense of $421,022; $37,264,500 for the period February 1, 2012 to May 1, 2012 which resulted in an interest expense of $397,109; $36,309,000 for the period May 1, 2012 to August 1, 2012 which resulted in an interest expense of $399,969 and $35,353,500 for the period August 1, 2012 to October 31, 2012 which resulted in an interest expense of $389,445.

The Staff is advised that upon review of the pertinent dates we identified that Nautilus had incorrectly included three quarterly installments of $955,500 instead of four quarterly installments (each installment being payable within one year from the balance sheet date under the Senior Debt Facility) and therefore, proceeded to reclassify such $955,500 quarterly payment of Senior Debt from long term into short term without affecting the amount of the total liabilities presented in the pro forma balance sheet. In view of this, the current portion of the long term debt presented in the pro forma balance sheets on pages 146 and 147 of the OTP has been revised to $7,822,000.  The balance of the current portion of the long term debt consists of quarterly installments of $955,500 each, payable within one year from the balance sheet date under the Senior Debt facility, and $4,000,000, payable 90 days following the consummation of the Acquisition under the Mezzanine facility, as presented above. The long term debt, net of current portion, is revised accordingly to $41,598,000, decreased by the same $955,500 mentioned above to account for the increase in the current portion of the long term debt presented above.  The subtotals of the current liabilities presented in the respective balance sheets have been revised accordingly in Item 10(b) of the Amended TO, which modifies page 154 of the OTP.  This reclassification between the current portion of the long term debt and the long term debt, net of current portion does not affect the consolidated results of operations which are included in the unaudited pro forma condensed consolidated financial information.

7.
In addition, please revise footnote (3) to disclose the total amount of the original issue discount and deferred finance costs incurred in connection with these transactions and disclose both the method of amortization and the term of the loans over which they are being amortized to expense.

The Staff is advised that in Item 10(b) of the Amended TO, which modifies page 154 of the OTP, footnote (3) is revised to disclose the total amount of the original issue discount and the deferred finance costs incurred in connection with the Senior Debt facility and the Mezzanine facility. The Staff is also advised that footnote (3) is revised to disclose the method of amortization and the term of each of the loans over which the amortization expense is calculated.

8.
We note your response to our prior comment number 26 and the revisions that have been made to footnote (4) in response to our prior comment. Please tell us and explain in footnote (4) why the value of the four time charters disclosed in footnote (4) of $3,812,616 does not agree to the amount of the related intangible assets reflected in Assetplus’s September 30, 2012 balance sheet of $4,982,640. In this regard, we note your revised disclosure which indicates that the estimated acquisition consideration allocation included in Note 3 does not include any pro forma fair value adjustments for these time charters as the fair value of these four time charters has already been recognized in the historical financial statements of Assetplus at the fair value of the incentive rights issued to the non-controlling shareholders. We further note that management of Nautilus considers that no events have occurred subsequent to initial recognition of these time charters which indicate that their current fair value is different than the one initially attributed to these time charters. Please advise or revise as appropriate.

The Staff is advised that the value of $3,812,616, based on which the amortization expense for the period November 1,2011 to October 31, 2012  was calculated, represents the fair value allocated to the four time charters for which Assetplus has secured the PSV vessels, Vega Crusader, Vega Corona and the OSRV vessels Vega Emtoli and Vega Juniz.. The respective adjustment in the pro forma statement of operation assumes that the commencement of the four time charters and the acquisition of the four vessels occurred on November 1, 2011. The difference between the amount of the intangible assets presented in the pro forma balance sheets and the amount disclosed in footnote (4), amounting to $1,170,024, represents the fair value of two OSRV time charters (the “OSRV Time Charters”) acquired by Nautilus, as part of the Acquisition transaction, for which Assetplus has not secured any vessel. Vega Offshore AS, a wholly owned subsidiary of Assetplus, is presently in negotiations for the acquisition of a fifth and sixth vessel, the OSRV vessels Vega Jaanca and Vega Inruda, respectively, which will serve these two OSRV Time Charters.  Under the terms of the OSRV Time Charters, for which Assetplus has not yet delivered vessels, as of January 14, 2013, Petrobras (the “Charterer”) has the right to terminate such Time Charters. However, management expects that the Charterer will extend the cancellation date of such OSRV Time Charters for an additional period of five months. Assetplus expects to receive extensions in the form similar to the non-cancellation letters the Charterer has provided for the other four time charters for which Assetplus has secured a vessel. The accounting treatment for the OSRV Time Charters will be determined at a later stage, depending upon whether an extension is provided by the Charterer and Assetplus secures vessels to serve the OSRV Time Charters.

We have revised the disclosure in Item 10(b) of the Amended TO, which modifies page 154 of the OTP, to present such information. Following its revision, footnote (4) reads: “Reflects the amortization expense of the intangible assets acquired, attributable to the fair value of the 4 time charters which will be served by the 2 PSVs and the 2 OSRVs, the acquisition of which is part of the Acquisition transaction. The fair value of these 4 time charters amounts to $3,812,616 and is amortized on a straight line basis over a period of four years which represents the Lease Term as defined in the historical financial statement of Assetplus for the period August 10, 2012 to September 30, 2012.  This takes effect of the belief of both the management of Assetplus and Nautilus that the likelihood of the Charterer exercising its right to terminate the Time Charters after the passage of 365 days (providing 45 days- notice) is not probable.  This pro forma adjustment does not account for any amortization expense with respect to the fair value of the 2 OSRV time charters for which Assetplus has not secured any vessels. The value of the time charters amounts to $1,170,024 and is included under intangible assets in the pro forma balance sheets. The accounting treatment of these 2 OSRV time charters will be determined at a later stage, depending whether an extension is provided by the Charterer for the delivery of the vessels and Assetplus secures vessels to serve these 2 OSRV time charters. The Estimated Acquisition Consideration Allocation presented in Note 3, does not include any pro forma fair value adjustment for these time charters. The fair value of these 6 time charters has already been recognized in the historical financial statements of Assetplus at the fair value of the incentive rights issued to the Non-Controlling Shareholder of Assetplus, Vega Resource Group AS, upon the incorporation of Assetplus as compensation for the contribution of these time charters. The management of Nautilus believes that no events have occurred subsequent to the initial recognition of these time charters which indicate that their current fair value is different than the one initially attributed to these time charters.”

* * *
We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Lawrence A. Rosenbloom, Esq. or Asim Grabowski-Shaikh, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours, NAUTILUS MARINE ACQUISITION CORPORATION
By:	/s/ Prokopios (Akis) Tsirigakis
Prokopios (Akis) Tsirigakis Chairman of the Board, Co-Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP Orrick, Herrington & Sutcliffe LLP